UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ) *

THOUGHTWORKS HOLDING, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88546E105

(CUSIP Number)

September 15, 2021

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 88546E105	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,959,911
	6	SHARED VOTING POWER 18,898,751
	7	SOLE DISPOSITIVE POWER 1,959,911
	8	SHARED DISPOSITIVE POWER 18,898,751

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,858,662
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.84%(1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 305,117,043 shares of common stock, par value $0.001 per share (“Common Stock”), of Thoughtworks Holding, Inc. (the “Issuer”), outstanding according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

CUSIP No. 88546E105	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS GIC Asset Management Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,456,646
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,456,646

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,456,646
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.05%(1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 305,117,043 shares of Common Stock outstanding according to the Form 10-Q filed by the Issuer with the SEC on November 15, 2021.

CUSIP No. 88546E105	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Gamnat Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,456,646
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,456,646

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,456,646
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.05%(1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 305,117,043 shares of Common Stock outstanding according to the Form 10-Q filed by the Issuer with the SEC on November 15, 2021.

CUSIP No. 88546E105	SCHEDULE 13G	Page 5 of 9 Pages

Item 1(a) Name of Issuer

Thoughtworks Holding, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

200 East Randolph Street, 25th Floor

Chicago, Illinois 60601

Item 2(a) Name of Persons Filing

GIC Private Limited

GIC Asset Management Pte. Ltd.

Gamnat Pte. Ltd

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower Singapore 068912

Item 2(c) Citizenship

GIC Private Limited – Republic of Singapore

GIC Asset Management Pte. Ltd. – Republic of Singapore

Gamnat Pte. Ltd – Republic of Singapore

Item 2(d) Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e) CUSIP Number

88546E105

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 88546E105	SCHEDULE 13G	Page 6 of 9 Pages

Item 4 Ownership

Ownership information with respect to GIC Private Limited (“GIC”), GIC Asset Management Pte. Ltd (“GAM”) and Gamnat Pte. Ltd. (“Gamnat”) is incorporated by reference to items (5) through (9) and (11) on the cover page for each entity.

Gamnat shares the power to vote and the power to dispose of all of the shares of Common Stock held directly by it with GAM and GIC. Gamnat is managed by GAM. GAM is wholly owned by GIC and is the public equity investment arm of GIC.

GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 1,959,911 securities beneficially owned by it. GIC shares power to vote and dispose of 442,105 shares of Common Stock beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 88546E105	SCHEDULE 13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated below.

GIC PRIVATE LIMITED

Dated: February 11, 2022	By:	/s/ Diane Liang Weishan
Name: Diane Liang Weishan
Title: Senior Vice President

	By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President

GIC ASSET MANAGEMENT PTE. LTD.

Dated: February 11, 2022	By:	/s/ Chan Hoe Yin
Name: Chan Hoe Yin
Title: Director

GAMNAT PTE. LTD.

Dated: February 11, 2022	By:	/s/ Woo Tuck Kan
Name: Woo Tuck Kan
Title: Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement